NEWS RELEASE

For immediate release

Norbord Misquoted in Inaccurate Mergermarket Article

TORONTO, ON (December 18, 2006) -- Norbord Inc. wishes to set the record straight concerning a December 14, 2006 Mergermarket article that misquoted a company official and contained inaccurate information. Norbord is not considering, and has no plans to consider, a business combination with Louisiana-Pacific or any other entity. Approximately 70% of Norbord's business is located in the United States, contrary to information in the article.

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion, employing approximately 2,700 people at 16 plant locations in the United States, Europe and Canada. Norbord is one of the world's largest producers of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

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Contact:

Robin Lampard
Vice President, Treasurer
(416) 643-8843
robin.lampard@norbord.com

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4